1001 Fourth Avenue, Suite 4500 | Seattle, Washington 98154-1192
206.624.3600 Telephone | 206.389.1708 Facsimile
www.riddellwilliams.com
Frank C. Woodruff
206.389.1519
fwoodruff@riddellwilliams.com
May 1, 2008
VIA EDGAR
Mr. John Reynolds
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street
Washington, D.C. 20549-7010

Re:	Redhook Ale Brewery, Incorporated (“Redhook” or “company”)
Registration Statement on Form S-4
File No. 333-149908
Filed March 26, 2008
Form 10-K
File No. 000-26542
Filed March 26, 2008
Dear Mr. Reynolds:
This letter is written on behalf of Redhook Ale Brewery, Incorporated (“Redhook”) in response to the comment letter dated April 25, 2008 to the above-referenced filings by Redhook.
Redhook is filing today via EDGAR an Amendment No. 1 to the Form S-4 and an Amendment No. 3 to its 2007 Form 10-K. Additional updating changes, including filling in the record and meeting dates, updating the stock price information, and filing of the new form of stock certificate, will be addressed in a future filing, either by further amendment of the Form S-4 or in a prospectus filed under Rule 424(b).
The following are the responses of Redhook to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (for convenience of reference, we have restated the text of the comments below in bold face):

Mr. John Reynolds
Securities and Exchange Commission
May 1, 2008

S-4 Comments
General
1.	Please revise your disclosure, toward the front of your document, to indicate the total number of shares being issued and the approximate transaction value based on the closing price immediately prior to your public announcement. Item 501(b)(1) of Regulation S-K requires disclosure of the amount of securities being offered on the prospectus cover page. Please also indicate that, as a result of the merger, you will be taking on the existing Widmer Brothers Brewing Company (“Widmer”) debt and state its value. As this is a fixed share deal, an appropriate statement to that effect should also be made.
Response:
Additional disclosure has been added in response to this comment on the cover page and on page 2 of the prospectus.
2.	Your document makes references to the adjournment or postponement of the special meeting. The postponement or adjournment of a meeting to solicit additional proxies is a substantive proposal for which proxies must be independently solicited and for which discretionary authority is unavailable. See rule 14a-4. If you reserve the right to adjourn the meeting to solicit additional proxies, the proxy card should have an additional voting box so that shareholders may decide whether or not to vote in favor of adjournment for the solicitation of additional proxies. Please revise or advise.
Response:
Redhook does not intend to adjourn the meeting to solicit additional proxies. The right to adjourn the meeting might be exercised under other circumstances, such as where the occurrence of a natural disaster made it impossible or impractical to hold the meeting at the originally scheduled time and date.
3.	We note that the combined company will be required to renegotiate certain agreements with Anheuser-Busch (“A-B”) in connection with the merger. Please revise the disclosure throughout to indicate the status of these discussions; and if known, disclose the material terms.

Mr. John Reynolds
Securities and Exchange Commission
May 1, 2008

Response:
In response to this comment, a new section captioned “Agreements with Anheuser-Busch” has been added to page 63 of the prospectus, which is referenced in the summary at the beginning of the prospectus.
4.	Also, please provide enhanced discussion of the exchange and recapitalization agreement with A-B and the impact that the restrictions have or may have on your business and expansion opportunities. Please give some indication as to how quickly you could rebound from the dissolution of your relationships with A-B – including the distribution relationship.
Response:
Additional disclosure regarding the exchange and recapitalization agreement has been added to the section titled “Certain Related Party Transactions” beginning on page 91 of the prospectus and the risk factor regarding the exchange and recapitalization agreement on page 22 of the prospectus.
Additionally, we have revised the risk factor appearing on page 21 of the prospectus and the discussion under “Certain Related Party Transactions” beginning on page 91 of the prospectus to expand upon the risks associated with the dissolution of the company’s relationship with A-B and the termination of the distribution arrangement in such an event.
5.	Please revise your disclosure of the A-B distributor agreement to briefly address Article VII, Section 7.02(g) in your discussions of that agreement.
Response:
The expanded disclosure regarding the distribution agreement beginning on page 91 of the prospectus addresses the waiver by A-B of its right to terminate the distribution agreement in the event the Craft Brands distribution agreement is terminated.
6.	We note disclosure throughout your document that Widmer is adding new capacity which is expected to be brought on-line by June 2008. As appropriate, please update this disclosure to reflect any timing and/or cost changes associated with the project. Also, in an appropriate section, please indicate the estimated future capacity of the combined company as well as the total barrels sold by the combined company in 2007. To the extent that a significant amount of excess capacity is expected following this expansion, please revise this disclosure to explain the impact of this extra capacity on near term financial results.

Mr. John Reynolds
Securities and Exchange Commission
May 1, 2008

Response:
In response to this comment, we have revised the disclosure throughout the document to indicate that the brewery expansion is substantially complete as of April 2008 and that the project cost approximated $24.5 million.
We have also revised the risk factor titled, “Operating breweries at production levels substantially below their current and maximum designed capacities could negatively impact overall profit margins” to discuss estimated capacity of the combined company relative to 2007 shipments. We have discussed the impact that low capacity utilization may have on the combined company’s operating results and cash flows.
Summary, page 1
7.	On both pages 3 and 32 you provide a list of reasons for the merger. Please revise to indicate whether either party considered reasons for not doing the merger or potential drawbacks to doing the merger. If so, please revise your disclosure to address` these. In this respect the more substantive discussion should be located in pages 32-3 discussion.
Response:
The prospectus highlights in the last paragraph of “Reasons for the Merger — Mutual Reasons for the Merger” on page 37 some of the potential drawbacks or negative factors considered by the two companies. These negative factors are further expanded upon in several of the risk factors. Neither of the companies considered other potential drawbacks in connection with the merger.
8.	Please revise the disclosure on page 4 and elsewhere in the prospectus related to the Houlihan Smith & Company, Inc. opinion to clarify that it does not opine on the fairness of the transaction to Widmer’s shareholders.
Response:
The requested disclosure has been added on pages 4 and 39 of the prospectus.
9.	In an appropriate section toward the front of the document, briefly clarify the basic business plan for the combined company. For example, will the company maintain all of its brands, focus more on particular products, re-brand products, shift geographic focus, etc. This discussion should also briefly discuss the limits and risks to your future plans.

Mr. John Reynolds
Securities and Exchange Commission
May 1, 2008

Response:
We have added a brief discussion of its plans in a new section in the Summary called “Business Plan for the Combined Company.” The summary addresses the combined company plans for the Redhook, Widmer and Kona brands.
10.	Please revise to discuss, on page 5 and elsewhere as appropriate, the roles played by A-B and its designees in this transaction. In issuing this comment please note our understanding that the A-B designees abstained from voting and deliberating on the transaction. Our comment is broader, and is designed to capture any other roles they may have played.
Response:
Additional disclosure regarding the role played by A-B and its representatives has been added on pages 6, 7, 45 and 46 of the prospectus.
Risk Factors, page 17
11.	On page 19 you indicate that “[a]dditional risks and uncertainties not presently known, or that does not currently appear to be important to an investor, if they materialize, also may adversely affect the combined company.” Please revise to remove any reference to additional risks which are not currently discussed. We also note similar language on page 19 of the Form 10-K.
Response:
The reference to additional risks and uncertainties has been removed from both the prospectus and the amended Form 10-K.
12.	Please include a separate risk factor addressing A-B’s ownership interest in you as well as their potential ability to control you.
Response:
We have added a new risk factor on page 23 of the prospectus, as well as a reference to the new risk factor in the summary of risks on page 9 of the prospectus.
13.	Where appropriate, please revise to provide additional factual context to your risk factor disclosure in order to assist investors in understanding the magnitude of the risk. By means of illustration only, one risk factor indicates that your sales are concentrated in the Pacific Northwest but

Mr. John Reynolds
Securities and Exchange Commission
May 1, 2008

does not address the degree of concentration. While a precise percentage is not necessary a range such as “greater than x%” or “between x% and y%” is requested.
Response:
We have added factual context to the following risk factors:
•	The integration of Widmer and Redhook may result in significant expenses and accounting charges that adversely affect the combined company’s operating results.

•	Due to the concentration of sales in the Pacific Northwest and California, the results of operations and financial condition of the combined company may be subject to fluctuations in regional economic conditions.

•	The gross margins of the combined company may fluctuate while expenses remain constant.

•	Operating breweries at production levels substantially below their current and maximum designed capacities could negatively impact overall profit margins.

•	Changes in state laws regarding distribution arrangements may adversely impact operations of the combined company.
14.	Please add a risk factor addressing the total amount of debt attributable to the combined company and expected monthly payment obligations. This risk factor should also address the impact that these required payments, and applicable financing terms, will have on your future plans and financial results.
Response:
We have added a new risk factor on page 25 of the prospectus, as well as a reference to the new risk factor in the summary of risks on page 9 of the prospectus.
15.	We note the reference to significant cost increases in key raw materials on page 27 and believe that more information is warranted — both within the risk factor disclosure and elsewhere in your documents. Please revise to provide additional information concerning the percentage cost increases in these supplies as well as the financial impact that these increases are expected to have on your gross margin. Also, revise to indicate what percentage these raw materials inputs are relative to your revenues or other appropriate fugure. Alternatively, clarify how much it would cost to purchase a similar quantity of materials this year relative to last (i.e., we

Mr. John Reynolds
Securities and Exchange Commission
May 1, 2008

purchased x bushels last year at total cost y, this year to purchase the same it would be z). In requesting this disclosure please note our expectation that you provide disclosure not merely addressing the percentage price increases but also addressing the magnitude and impact these price increases will have on your business and financial results. Finally, please address any measures the company anticipates taking to respond to these issues.
Response:
We have addressed the impact of raw material and packaging cost increases in the risk factor, “The combined company’s key raw materials may become significantly more costly and adequate supplies may be difficult to secure.” The company estimates the impact of cost increases on 2008 results, assuming no change in production levels. As already stated in the risk factor, the company has attempted to mitigate these cost increases by securing fixed priced contracts where possible.
The amended Form 10-K also addresses the impact of these cost increases in the risk factors and in MD&A – Results of Operations – 2007 compared to 2006.
The Merger, page 30
16.	Revise to indicate whether either entity entertained alternate transactions.
Response:
Additional disclosure has been added in response to this comment on page 34 of the prospectus.
Opinion of Redhook’s Financial Advisor, page 35
17.	Your disclosure indicates that Widmer received a third party appraisal in May 2007. Please revise to disclose the material information of the appraisal. Also, please provide us with the basis for your conclusion that additional disclosure concerning this appraisal — such as the firm used, fees paid, and valuation, are not required here.
Response:
We have added a section entitled “Widmer Valuation Report” to the summary and in the body of the prospectus, and a copy of the valuation report is now attached as Annex C.
18.	We note disclosure indicating that your investment bankers performed a variety of analyses in connection with their opinion. Please revise to

Mr. John Reynolds
Securities and Exchange Commission
May 1, 2008

provide additional and more detailed disclosure concerning the analyses performed. This discussion should include the nature of the analysis performed, the key assumptions and data used, and resulting valuations.
Response:
Additional disclosure concerning the analyses performed by the financial advisor has been added to pages 40 and 41 of the prospectus.
Interests of Widmer’s Directors and Executive Officers in the Merger, page 39
19.	Please revise your disclosure to indicate which related person transactions and relationships are expected to continue following the merger. Also, revise to include the expected terms, if different from the historical terms disclosed here.
Response:
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Additional disclosure has been added on page 105 of the prospectus under “Certain Related Party Transactions.”
Material United States Federal Income Tax Consequences, page 40
20.	On page 42 you present the tax consequences “[a]ssuming that the merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368 of the Code.” Please note that the opinion should not assume the tax consequence at issue. Counsel must opine on the material tax issues — including whether the merger will be treated as a reorganization. Please revise.
Response:
This disclosure has been revised in response to this comment to clarify that the opinion concludes (and does not assume) that the transaction will qualify as a reorganization under Section 368(a) of the Code.
The Merger Agreement, page 45
21.	Your existing disclosure indicates that either party may terminate the agreement if the closing has not occurred by March 31, 2008 provided the terminating party is not in default under the merger agreement. Please clarify if this has been extended; if not, please provide more substantive discussion toward the front of your document about the ability of either party to walk away from the transaction.

Mr. John Reynolds
Securities and Exchange Commission
May 1, 2008

Response:
The merger agreement has been amended to, among other things, extend this “drop dead” date to August 1, 2008. The prospectus has been amended to reflect the fact that the agreement was amended, as well as this date change. A copy of the amendment is now included as part of Annex A.
Agreements Related to the Merger, page 55
22.	We note that a substantial number of the shares to be issued in the merger will be subject to a one year lock-up agreement. Please include a risk factor indicating that as these agreements expire the additional shares on the market may place downward pressure on your share price.
Response:
We have added a new risk factor on page 31 of the prospectus, as well as a reference to the new risk factor in the summary of risks on page 10 of the prospectus.
23.	Please disclose the payments that would be made to Mr. Shipman if the agreement is terminated early. Also, disclose the total amount of the lump sum payments to be paid pursuant to the severance terms.
Response:
The disclosure has been revised to clarify that the amount of the severance benefits will be the same, regardless of when a termination occurs. The total estimated amount of the severance benefits, including payments in lieu of vacation and sick leave accrued following consummation of the merger, has also been disclosed. The amount is estimated because the payments in lieu of accrued vacation and sick pay will vary depending upon Mr. Shipman’s utilization of those benefits. The cash severance amount shown in the Table of Severance Payments and Benefits appearing later in the document is somewhat higher because it includes a substantial amount of accrued vacation and sick leave as of December 31, 2007.
Matters Being Submitted to a Vote of Redhook Shareholders, page 62
24.	Please revise to indicate whether the combined company will continue to have a majority independent board following the merger pursuant to Nasdaq Marketplace Rule 4350(c).

Mr. John Reynolds
Securities and Exchange Commission
May 1, 2008

Response:
Additional disclosure has been added to page 69 to confirm that a majority of the board of directors of the combined company will be independent directors (as defined by Nasdaq Marketplace Rule 4200(a)(15)).
Redhook Executive Compensation, page 72
25.	We note disclosure throughout your document indicating that you will be paying severance in connection with the merger. In addition, it appears as though many of your executive officers renegotiated their employment agreements in connection with the transaction. For each named executive officer, please revise to indicate the value of the severance expected to be paid and compare it against the severance that would have been paid but for the renegotiations. Please explain the reasoning behind significant variances. Also, please indicate the parties involved in renegotiating these provisions, including the roles played by your CEO and Compensation Committee. Lastly, please clarify whether the figures presented in your page 82 table represent re-negotiated terms.
Response:
The renegotiations of employment arrangements with Messrs. Shipman, Prial and Triplett did not change the company’s severance obligations; the company was obligated under the original employment letters of these individuals to provide severance equal to one month of salary for every year of service, and this severance arrangement was carried through to the renegotiated employment arrangements. Mr. Mickelson did not renegotiate his employment agreement with the company; however, it is anticipated that he will enter into a new employment agreement with the combined company after the merger. Mr. Caldwell and the company were in negotiations regarding his employment agreement prior to entering into the merger agreement with Widmer; however, no agreement was reached until December 2007. Because Mr. Caldwell did not have an executive employment agreement providing severance prior to December 2007, the severance obligations of the company to Mr. Caldwell increased from $0 to the amounts shown in the table on page 90 of the prospectus. Additional disclosure has been added to the sections entitled “Employment Arrangements; Severance and Change of Control Arrangements” beginning on page 87 of the prospectus.
26.	Your existing disclosure on page 73 indicates that you are not benchmarking your compensation against a peer group. However, later in your document you indicate that your Compensation Committee, “after reviewing reports from MBL, compared each executive’s pay to market data for that named executive’s position and set compensation levels for salary,

Mr. John Reynolds
Securities and Exchange Commission
May 1, 2008

bonus and long-term compensation at levels around the 50th percentile for each position.” Please reconcile.
Response:
The compensation committee relies on the reports from MBL to ensure that Redhook’s compensation levels are comparable to compensation levels at other similarly-situated companies. The MBL market data with respect to salaries is generic and does not include a list of specific companies; it instead compiles data from numerous sources such as formal executive compensation salary surveys (which could examine data from hundreds of companies), and provides a report that lists a range of salary data per position. The compensation committee does not directly examine the compensation paid to executives at similarly-situated peer companies in setting executive compensation. The committee believes the latter is what is most often referred to as “benchmarking” in executive compensation.
The disclosure on page 80 of the prospectus has been amended to clarify the committee’s use of the MBL reports, and their reliance on these reports.
27.	Your page 73 disclosure indicates that your policy is “that approximately 10% to 30% of the total compensation package should be at risk in order to motivate the executives to achieve financial and operational objectives set by the board.” In addition, you state on page 74 that “payment targets have been established for each executive officer.” Please revise to specifically disclose the financial objectives/targets for the performance based incentive payments. Please disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b), General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.
Response:
The target discretionary bonus amounts for the executive officers are disclosed at the top of page 82 as follows: Mr. Shipman, $20,000; Mr. Mickelson, $10,000; Mr. Caldwell, $27,750; Mr. Prial, $25,000 and Mr. Triplett, $25,000.

Mr. John Reynolds
Securities and Exchange Commission
May 1, 2008

The target performance (nondiscretionary) bonus amounts for the executive officers are disclosed on page 82 of the prospectus as follows: Mr. Shipman, $100,000, Mr. Mickelson, $50,000.
Additional disclosure has been added to page 82 of the prospectus with respect to the financial targets for the performance based incentive payments, and the level of difficulty of achieving these targets.
28.	Disclose the material terms of each named executive officer’s employment agreement or arrangement, as required by Item 402(o)(1) of Regulation S-K.
Response:
This information has been included in the section entitled “Employment Arrangements; Severance and Change of Control Arrangements — Employment Agreements” beginning on page 87 of the prospectus.
Certain Transactions, page 82
29.	On page 83 you disclose that you pay margin and additional margin fees to A-B under your distribution agreement. While you disclose the number of barrels you paid fees on, you do not disclose the actual amount of such payments. Please revise to disclose the total fees paid to A-B for distribution. Also, please indicate the total amount of fees paid to A-B under all of your arrangements with them.
Response:
The company believes that the amount representing the margin and additional margin constitutes confidential commercial and financial information within the meaning of the Commission’s Freedom of information Act Rule, 17 C.F.R. § 200.80(b) (Rule 80(b)(4)) and that this information is eligible for exemption from disclosure.
Disclosure of this information would cause substantial harm to the competitive position of the company by providing the company’s competitors with an unfair advantage concerning the company’s costs and pricing terms. Consequently, the company has requested and was granted confidential treatment by the Commission for the portions of the distribution agreement relating to these pricing terms by Commission Order dated January 10, 2005. Additionally, the company requested and was granted confidential treatment by the Commission for the portions of the original distribution agreement relating to these terms by Commission Order dated August 16, 1995. The company believes that disclosing the specific nature of and amount of margin and additional margin paid to A-B would provide a greater benefit to the company’s current and future competitors and current and potential distributors, who will use this information to the detriment of the company’s business interests, than to its shareholders.

Mr. John Reynolds
Securities and Exchange Commission
May 1, 2008

Under the company’s distribution agreement with A-B, the company sells product directly to A-B, which A-B then resells to its alliance wholesalers at prices and on terms and conditions that A-B may, in its sole discretion, determine from time to time. Although described as a “fee” paid to A-B for descriptive purposes, the margin and additional margin are not fees paid by the company to A-B but a component of the price paid by A-B for the company’s product, and is reflected as a reduction of sales in the company’s statements of operations. In other words, the price paid by A-B for the Redhook product is net of the margin and additional margin cost. It is not a cost of sale to the company.
The company already discloses the total dollar amount of sales to A-B, in addition to disclosing total barrels sold to A-B under the distribution agreement. The company also discloses total fees paid to A-B under the distribution agreement that are reflected as a cost of sale to the company. For the year ended December 31, 2007, sales to A-B through the A-B distribution agreement represented 41% of total sales during the same period, or $18,879,000. Fees included $150,000 in 2007 for invoicing and staging costs, cooperage handling charges and inventory manager fees, and $171,000 for wholesaler support fees. The company believes that disclosure of the per case margin and additional margin is not material to an understanding of the key business arrangements contained in the distribution agreement and thus disclosure is not necessary for the protection of investors. Disclosure of these amounts, however, would harm the company in its dealings with its alliance distributors, with distributors that are part of the A-B network although not part of the alliance, and with other distributors that are not part of the alliance, and would cause the company significant competitive harm. It would also jeopardize the company’s relationship with A-B, as this information is extremely sensitive to A-B.
Disclosure of these cost components would diminish the company’s ability to compete effectively. The company believes that disclosure of the pricing and cost information in these agreements would enable its competitors to discern or calculate the company’s pricing and confidential internal cost components of its products. The company further believes that disclosure of the margin and additional margin would diminish the company’s ability to negotiate favorable terms for future distribution arrangements in locations where an alliance distributor is unavailable, or in areas where the company does not distribute through the alliance. Disclosure of this information could also harm its relationship with A-B and its current distributors. As the margin information is not otherwise publicly available and the company does not possess the same information regarding its competitors, disclosure of this information would place the company at a substantial competitive disadvantage. Additionally, public disclosure would enable future distributors to bargain more effectively with the company with respect to pricing, payment, and other material terms, thereby increasing the cost of such services to the company and adversely affecting the company’s financial condition.

Mr. John Reynolds
Securities and Exchange Commission
May 1, 2008

The information is also sensitive to A-B, the other party to the distribution agreement. The company is obligated pursuant to Article XVIII of the distribution agreement to keep information relating to the other party’s prices, plans, programs, processes, products, costs, equipment, operations or customers confidential. While A-B realizes that the company must disclose certain information to investors, it contemplated preserving the confidentiality of information that is sensitive primarily due to its value to competitors or potential competitors for the term of these agreements and thereafter. Disclosure of the marked terms would jeopardize the company’s relationship with A-B and its alliance and non-alliance distributors because competitors could use the information in their negotiations with A-B, alliance distributors or non-alliance distributors, giving others an unfair advantage in negotiating such distribution arrangements. The result of such an effect is that the company’s ability to negotiate other agreements in the future with A-B or other distributors would be harmed.
The company believes that detailed disclosure regarding the amount of the margin and additional margin is not necessary for the protection of investors. The precise cost components would demonstrate little to the average investor concerning the company’s financial or business success or failure. The court in National Parks and Conservation Association v. Kleppe stated that the protection of private rights must be balanced with the policies of public disclosure. National Parks and Conservation Association v. Kleppe, 547 F.2d 673 (D.C. Cir. 1976). The company believes that all material terms of the distribution agreement that are significant to investors in evaluating the benefits, burdens, and risks to the company have been fully disclosed. All material information regarding the company’s relationship with A-B and the financial impact of its relationship with A-B has also been fully disclosed. The parties that would primarily benefit from the disclosure of this cost component information are the company’s current and future competitors and current and potential distributors, who would use this information to the detriment of the company’s business interests. Therefore, the company believes that disclosure of this information would actually harm its existing and future shareholders.
Given the extremely sensitive and confidential nature of this information, and given the fact that the Commission has granted confidential treatment for this information in the past, the company respectfully submits that disclosure of the total amount paid to A-B under the distribution agreement, without disclosure of the actual amount constituting margin and additional margin, is sufficient for the protection of investors.
The company has included in its amended Form 10-K disclosure with respect to the total amount of fees paid to A-B in 2007 under all the company’s arrangements with A-B.

Mr. John Reynolds
Securities and Exchange Commission
May 1, 2008

Widmer Executive Compensation, page 87
30.	Please revise the page 88 paragraphs beginning “[t]he short-term bonus potential” and “[t]he long-term bonus potential to improve their clarity and readability. Also, revise to include pertinent figures such as the target bonus amount and target operating profit, etc.
Response:
The disclosure has been revised as requested.
31.	On page 88 you indicate that “[p]erformance for purposes of short-term and long-term incentive payments is measured by the attainment of financial, operational and/or strategic goals . . .” Please revise your disclosure to include additional information about these goals for each named executive officer. For example on page 88 you indicate that Messrs. McFall, Michaelson and Wall had performance bonuses which were based on a calculation which factored in a target operating profit but do not indicate what that target operating profit was. Please revise to specifically disclose the financial objectives/targets for the performance based incentive payments. Please disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.
Response:
The disclosure has been revised as requested.
Certain Transactions of Widmer, page 93
32.	On page 93 you disclose that Widmer pays margin and additional margin fees to A-B under its distribution agreement. While you disclose the number of barrels you paid fees on, you do not disclose the actual amount of such payments. Please revise to disclose the total fees paid to A-B for distribution. Also, please indicate the total amount of fees paid to A-B under all of your arrangements with them.

Mr. John Reynolds
Securities and Exchange Commission
May 1, 2008

Response:
With respect to disclosure of the margin and additional margin under the Widmer distribution agreement with A-B, which is substantially identical to the Redhook distribution agreement, please see the response to comment 29 above. The prospectus includes disclosure with respect to the total amount of fees paid to A-B in 2007 under all of Widmer’s arrangements with A-B.
Executive Officers and Directors of the Combined Company Following the Merger, page 95
33.	It is unclear from your existing disclosure whether each director will stand for election annually. Please revise to clarify.
Response:
Additional disclosure has been added to the end of the paragraph under the heading “Executive Officers and Directors of the Combined Company Following the Merger” on page 107 of the prospectus.
Widmer Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 103
34.	Please revise your discussion of the contract brewing arrangement between Widmer and Redhook to disclose the financial impact that these transactions have had on each entity. Also, revise to clarify the distinction between the 2003 licensing agreement and the 2006 contract brewing agreement.
Response:
We have expanded the discussion regarding the 2003 licensing agreement and the contract brewing arrangements. We have also disclosed the financial impact that each type of arrangement had on Widmer’s results of operations.
35.	Please revise your page 106 disclosure to indicate the amount of revenue attributable to sales of Kona products.
Response:
Revenues from sales of Kona products constitute less than 10% of Widmer’s revenues and will be an even smaller percentage of the revenues of the combined company. As a result, the amount of these revenues is not viewed as material.

Mr. John Reynolds
Securities and Exchange Commission
May 1, 2008

36.	Please revise to provide more detailed discussion concerning the principal commodities on which you rely as well as their pricing trends. Address the impact that these trends will have on your business.
Response:
Additional disclosure has been added on page 121 of the prospectus in response to this comment.
Liquidity and Capital Resources, page 113
37.	As appropriate, please update your disclosure to indicate whether Widmer’s bank has consented to the merger agreement or not.
Response:
The disclosure has been updated to indicate that the bank has consented to the merger.
38.	We note your disclosure on page 114 that Widmer executed $600,000 worth of notes bearing interest at 24% in connection with the acquisition of real estate. Please disclose the names of these lenders and clarify whether they were also the sellers of the real estate purchased.
Response:
This disclosure has been revised to clarify that the payees of these notes were the sellers of the properties in question and that they are unrelated to Widmer. Given that the sellers are unrelated, we have not disclosed their names.
Contractual Obligations and Off-Balance Sheet Operations, page 115
39.	It appears that the 2008 amount of $5,970 presented as malt and hop commitments is not consistent with the 2008 amount of $6,469 presented in footnote 15 on F-23 of the Widmer consolidated financial statements. Please clarify and revise.
Response:
The table on page 129 has been corrected.

Mr. John Reynolds
Securities and Exchange Commission
May 1, 2008

Widmer Brothers Brewing Company and Subsidiary Consolidated Financial Statements
General
40.	Please note the updating requirements for the financial statements as set forth in Rule 8-08 of Regulation S-X, and provide a current consent of the independent accountants in any amendments.
Response:
Current consents of the accountants have been provided in the revised filing.
Notes to Consolidated Financial Statements
Note 2 – Significant Accounting Policies, F-9
Revenue Recognition, F-11
41.	Please revise your disclosure to provide your policy for each type of revenue arrangement (e.g. sales of licensed products, licensing fee revenue, etc.).
Response:
Note 2 to Widmer’s financial statements has been revised in response to this comment.
Reclassifications, F-12
42.	It appears that your adjustments to revenue and cost of goods sold to present revenue on a net basis rather than a gross basis under EITF No. 99-19 represents a restatement rather than a reclassification. Please revise the face of your financial statements to clearly indicate that they have been restated and provide complete disclosures required by SFAS 154 or tell us why such revisions are not required.
Response:
The prospectus has been revised to indicate that the financial statements have been restated for the applicable years.

Mr. John Reynolds
Securities and Exchange Commission
May 1, 2008

Note 6 – Related Party Transactions, F-15
43.	Please disclose the amount of margin fee paid to A-B as part of the A-B Distribution Agreement for each of the years presented in accordance with paragraph (2) of SFAS No. 57.
Response:
Please see the response to comment 32 above.
44.	Please disclose the amount of fees paid for the contract brewing arrangement with Redhook for each of the years presented in accordance with paragraph (2) of SFAS No. 57.
Response:
The requested disclosure appears in Note 6 to Widmer’s financial statements.
Annexes
Annex A
45.	Pursuant to Item 601(b)(2) of Regulation S-K please file a list briefly identifying the contents of all omitted schedules or similar supplements to the merger agreement, and include an agreement to furnish the staff with copies of omitted schedule upon request.
Response:
A list has been added to Annex A to the prospectus. The company agrees to furnish any of such exhibits and schedules that the Securities and Exchange Commission may request.
Exhibits
46.	We note that the company has yet to file the tax and legality opinions associated with this offering. Please understand that we review, and frequently comment upon, these documents. Please file them as soon as possible to facilitate your review.
Response:
The legality opinion and the form of tax opinion have been filed as exhibits to the amended registration statement.

Mr. John Reynolds
Securities and Exchange Commission
May 1, 2008

47.	Please revise to include any Widmer contracts or documents which will be material to the combined entity as exhibits. In this respect your attention is directed to the July 2001 Interim Supplement to Publicly Available Telephone Interpretations No. 59 which is available on our website. (http://www.sec.gov/interps/telephone/cftelinterps_securitiesactforms.pdf)
Response:
The required material contracts of Widmer have been filed as exhibits to the amended registration statement.
Form 10-K
Business, page 1
48.	We note your page 8 disclosure that you currently purchase “a significant portion of [your] malted barley from a single supplier.” Please revise to clarify the degree of significance by referencing a percentage of purchases or dollar value of purchases.
Response:
The company has revised the discussion in the amended Form 10-K to indicate that it purchases approximately 85% to 90% of its malted barley from a single supplier.
Relationship with Anheuser-Busch, Incorporated, page 9
49.	We note that A-B may terminate its agreement with you in the event that an A-B competitor acquires 10% or more of your outstanding equity among other terms. Please revise to discuss the degree to which this serves to limit the possibility of a change in control of your business as well as the impact that it may have on your stock price. In this respect your page 20 risk factor “Our agreement with A-B contains ...” should be revised to be more clearly address this issue as well as the impact to investors.
Response:
The disclosure in the amended Form 10-K addresses each of these matters.

Mr. John Reynolds
Securities and Exchange Commission
May 1, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32
50.	Please revise your disclosure to discuss, in general and quantified terms, the impact of the changes in freight charges, prices of raw materials and packaging materials have had on your results of operations.
Response:
In the amended Form 10-K, the company has quantified the impact that raw materials and packaging cost increases had on the 2007 results of operations. The discussion was revised in Results of Operations – 2007 compared to 2006 – Cost of Sales. The company did not experience significant increases in average freight costs per barrel, so no additional discussion was provided. Craft Brands did experience a significant increase in freight and the company has updated that discussion to reflect the financial impact. The discussion was revised in Results of Operations – 2007 compared to 2006 – Craft Brands Alliance LLC.
51.	Please revise to disclose the amounts payable to A-B as of December 31, 2007.
Response:
In the amended Form 10-K, the company has disclosed the amounts payable to A-B as of December 31, 2007 and 2006.
Results of Operations, page 35
52.	We note that you earn revenue from sales of proprietary brand and licensed products, from providing contract brewing services, and from retail operations. In order to enhance an investor’s understanding, please provide a reconciliation of your sources of revenue to total sales per your statement of operations for each period presented.
Response:
In the amended Form 10-K, the company has added a table summarizing sales to A-B, to Craft Brands, from contract brewing, to international and non-wholesalers and from retail operations. This table has been added to the 2007 compared to 2006 results of operations as well as to the 2006 compared to 2005 results of operations.

Mr. John Reynolds
Securities and Exchange Commission
May 1, 2008

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006
Sales, Shipments, page 36
53.	We note that you categorize your barrel shipments based on packaging materials (i.e. draft shipments versus bottle shipments). Please address the difference in margins recognized for each type of packaging and the effect that changes in packaging mix would have on your operating results.
Response:
In the amended Form 10-K, the company has added additional discussion in MD&A – Results of Operations – 2007 compared to 2006 – Cost of Sales regarding the gross margin of bottled product versus draft product.
54.	Your disclosures on pages 37-8 indicate that you have experienced declining sales in the West, particularly in Washington state. During this time sales of Kona and Widmer products appear to have increased and sales also appear to have increased in the East. Please provide additional discussion and analysis about these trends and why they are occurring. For example, while we note that you have explained that sales have declined due to higher prices it is unclear whether your prices have increased relative to your competitors and why Kona and Widmer aren’t also experiencing declining sales to higher prices. For guidance, your attention is directed to Item 303(a)(3) of Regulation S-K and SEC Release No. 33-8350.
Response:
In the amended Form 10-K, the company has revised its discussion to address efforts in improving Redhook sales trends in the west, to explain the factors impacting shipment increases in the Kona and Widmer brands as well as to explain the factors impacting shipment increases of Redhook products in the east.

Mr. John Reynolds
Securities and Exchange Commission
May 1, 2008

Financial Statements
Notes to Financial Statements
Note 3 – Significant Accounting Policies, page 62
Revenue Recognition, page 64
55.	Please revise your disclosure to provide your policy for each type of revenue arrangement (e.g. sales of licensed products, licensing fee revenue, etc.).
Response:
In the amended Form 10-K, the company has modified the disclosure regarding revenue recognition to further explain the policy in regards to shipments of Redhook products to A-B in the midwest and eastern U.S., shipments of Widmer Hefeweizen to A-B in the midwest and eastern U.S. pursuant to the 2003 licensing agreement, shipments of Redhook products to Craft Brands in the western U.S., and shipments of Widmer products to Widmer pursuant to the contract brewing arrangements.
Note 6 – Craft Brands Alliance LLC, page 68
56.	Please disclose the amount of sales of Redhook product to Craft Brands for each of the years presented in accordance with paragraph (2) of SFAS No. 57.
Response:
In the amended Form 10-K, the company has added the sales dollars attributable to shipments to Craft Brands to Note 6 of its financial statements.
57.	Please disclose the amount of fees paid for the contract brewing arrangement with Widmer for each of the years presented in accordance with paragraph (2) of SFAS No. 57.
Response:
In the amended Form 10-K, the company has added the sales dollars attributable to shipments under the contract brewing arrangements to Note 13 of its financial statements.

Mr. John Reynolds
Securities and Exchange Commission
May 1, 2008

Note 13 – Financial Instruments, Major Customers, and Related Party Transactions, page 80
58.	Please disclose the amount of margin fee paid to A-B as part of the A-B Distribution Agreement for each of the years presented in accordance with paragraph (2) of SFAS No. 57.
Response:
Please see the response to comment 29 above.
* * * * * * *
We have duly noted your request that we provide certain acknowledgments from the company, which we will do at the time of the request for acceleration of the registration statement.
If you have any questions about any of these responses or any other matters, please contact the undersigned at 206-389-1519.
Sincerely,
/s/ Frank C. Woodruff
Frank C. Woodruff
of
RIDDELL WILLIAMS P.S.

cc:	Paul S. Shipman